UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-4996

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Alltel Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202

ALLTEL CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
As of December 31, 2006 and 2005
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ALLTEL CORPORATION 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2006 and 2005

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits
as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2006	3

Notes to Financial Statements	4 – 12

Supplemental Schedule:

Schedule I: Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) as of December 31, 2006	13

Report of Independent Registered Public Accounting Firm

To Participants and the
   Investment Committee
Alltel Corporation 401(k) Plan
Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Alltel Corporation 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                /s/ Moore Stephens Frost
                Certified Public Accountants

Little Rock, Arkansas
June 25, 2007

ALLTEL CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2006	2005

Cash	$194,164	$548,405

Investments, at fair value:
Common stocks	104,458,130	82,187,515
Common collective trust fund	56,697,541	62,523,041
Mutual investment funds	353,764,183	375,621,246
Participant loans	9,642,405	10,370,009
Total investments	524,562,259	530,701,811

Receivables:
Employer’s contribution	782,036	7,105,982
Accrued interest and dividends	424,948	511,481
Due from other plan trustee	118,169	-
Due from broker	461,627	39,108
Total receivables	1,786,780	7,656,571

NET ASSETS AVAILABLE FOR BENEFITS	$526,543,203	$538,906,787

The accompanying notes are an integral part of these statements.

ALLTEL CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2006

ADDITIONS:

Investment income:
Dividend income	$24,568,891
Interest income	710,061
Net appreciation in fair value of investments	44,010,696
Total investment income	69,289,648

Contributions:
Employer	20,941,995
Employee	40,804,757
Employee rollovers	2,101,330
Total contributions	63,848,082

Transfers from other plans	73,977,262

Total additions	207,114,992

DEDUCTIONS:
Benefit payments and withdrawals	50,237,827
Transfers to Windstream 401(k) Plan	169,240,749

Total deductions	219,478,576

Net decrease	(12,363,584)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	538,906,787

End of year	$526,543,203

The accompanying notes are an integral part of this statement.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

1.           PLAN DESCRIPTION

The following is a brief description of the Alltel Corporation 401(k) Plan (the “Plan”), and the administration thereof and is provided for general information purposes only.  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of ALLTEL Corporation and its subsidiaries (“Alltel” or the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

As further discussed in Note 4, on July 17, 2006, Alltel completed the spin-off of its wireline telecommunications business to its stockholders and the merger of that wireline business with Valor Communications Group, Inc. (“Valor”), forming a new company, Windstream Corporation (“Windstream”).  Following the consummation of the spin-off and merger, Alltel transferred to Windstream the participant account balances and related Plan assets attributable to the active and retired employees of the wireline business who transferred to Windstream.  Subsequent to the spin-off, none of the Plan’s participants are employees covered by collective bargaining agreements.

Administration

The Plan is administered by Alltel (the “Administrator”).  Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”) serves as trustee of the Plan.  Merrill Lynch & Company, Inc. is the record keeper for the Plan.

Participation

Prior to January 1, 2006, employees were eligible to participate in the wage deferral and rollover portion of the Plan immediately upon employment with the Company.  All participants of the Plan on December 31, 2005 continued to be participants as of January 1, 2006.  Effective January 1, 2006, each eligible employee continues to be allowed to make rollover contributions to the Plan immediately upon employment with the Company.  For all other purposes of the Plan, eligible non-bargaining employees may participate after six months of service with the Company.  Certain eligible bargaining employees may participate in the Plan, to the extent specifically provided for in their collective bargaining agreement, immediately upon becoming an eligible employee.  If an employee whose service terminated and who is subsequently rehired by the Company had met the six month service requirement when his service terminated, the employee is eligible to participate in the Plan on the date of his reemployment.  A rehired employee who had not met the six month service requirement when his/her service terminated will be eligible to participate upon satisfying this service requirement.  Any employee who is (1) excluded by a collective bargaining agreement, subject to certain limitations, (2) leased by the Company or (3) is a nonresident alien with no U.S. income is not eligible to participate in the Plan.

Plan Contributions

Effective January 1, 2006, participants may contribute between 1 percent and 50 percent of their pretax annual compensation to the Plan, as defined in the Plan document.  A participant’s compensation will be reduced by the percentage he/she elects to have contributed on his/her behalf to the Plan.  Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the “IRS”), which was $15,000 in 2006.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

____

Alltel will contribute to the Plan on behalf of each participant who is eligible for a Company matching contribution an amount equal to: 100 percent of the first 3 percent of the participant’s compensation that he/she contributes to the Plan, plus 50 percent of the next 2 percent of the participant’s compensation that he/she contributes to the Plan.  The Company will make its matching contributions as soon as administratively practicable following the end of the payroll period in which the employee made his/her contributions.  After year-end, the Company will make a true-up matching contribution to the Plan for participants who did not contribute at an even rate throughout the Plan year.  The Company may also make, at its sole discretion, an additional matching contribution.  No such contribution was made for the Plan year ended December 31, 2006.  The contributions are invested according to a participant’s investment election.

For Plan years beginning on or after January 1, 2006, the qualified non-elective employer contribution ceased, unless specifically provided for in a collective bargaining agreement.  Previously, the Company contributed in cash one percent of eligible Plan compensation to the account of every eligible participant, regardless of whether the participant had elected to defer any of his/her own compensation to the Plan.

Effective for Plan years beginning on and after January 1, 2002, eligible participants who have attained fifty (50) years of age prior to the end of the applicable Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (the “Code”).

The Plan as amended and restated allows for any eligible employee who was a participant in a plan qualified under Section 401 of the Code and who receives a cash distribution from such plan to make a rollover contribution to the Plan.  Such rollover contributions are permitted provided the employee is entitled under Section 402 (c)(1) or Section 408 (d)(3)(A) of the Code to rollover a distribution to another qualified retirement plan.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer non-elective and matching contributions, if applicable, as well as the participant’s share of the Plan’s earnings and any related administrative expenses.  Participant accounts are valued daily (NYSE trading days) based on the number of shares held and closing prices or net asset values, as applicable.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Benefits

Participants are immediately fully vested in their employee contributions, non-elective and matching employer contributions and the accumulated earnings thereon.  Alltel common stock transferred into the Plan from the Alltel Corporation Profit Sharing Plan (“Alltel Profit Sharing Plan”) becomes fully vested after three years of eligible service (see Note 5).  Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000.  The Plan’s obligation for the undistributed net assets of former employees approximated $238,855,000 and $232,652,000 as of December 31, 2006 and 2005, respectively.  As of December 31, 2006 and 2005, the Plan had 16,456 and 19,102 participants with account balances, respectively.

Benefit Payments

Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire at age 65 or later, if they become permanently disabled, upon death or upon separation from service with the Company.  The Plan permits early retirement between ages 55 and 65.  Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000.  If a participant’s account balance is equal to or less than $1,000, the account will be automatically distributed.  All distributions will be made in the form of a lump-sum payment, installments or a combination of both.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

____

A participant may elect to have a portion of their account balance invested in Alltel or Windstream stock distributed in shares of Alltel or Windstream stock.  Additionally, participants may withdraw funds from their Plan account with the approval of the Administrator, for “hardship” reasons as defined by the IRS.

Plan Termination

While it has not expressed any intention to do so, the Administrator has the right to terminate the Plan.  In the event that the Plan is terminated, each participant shall be entitled to receive the entire amount of his/her account balance in cash or in assets of the Plan, as the Trustee shall determine.  Participants in the Plan are entitled to certain rights and protection under ERISA.  All accounts will automatically become fully vested at the time of a plan termination.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.  The financial statements and supplementary schedule have been prepared to satisfy the reporting and disclosure requirements of ERISA.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements.  The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator’s evaluation of the relevant facts and circumstances as of the dates of the financial statements.  Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investments

During 2006, certain investment options were added to the Plan while other investment funds were closed and no longer made available to plan participants.  Plan participants may direct their contributions among the following investment options and are allowed to change their investment elections daily subject to certain restrictions imposed by the funds and the Plan.  Among the Plan’s investment options are investment funds managed by Alliance Capital Management (“Alliance”), BlackRock Advisors, Inc. (“BlackRock”), Capital Research and Management Company (“Capital”), Harris Associates, L.P. (“Harris”), H.L. Investment Advisors LLC (“H.L. Advisors”), Merrill Lynch Bank USA (“Merrill Lynch”), New York Life Investment Management LLC (“New York Life”), Scudder Investments (“Scudder”) and The Vanguard Group (“Vanguard”).  Set forth below is a brief description of each investment option available to Plan participants:

Alliance Value Fund - This fund managed by Alliance seeks long-term capital appreciation through investment in stocks of companies with large market capitalizations.

Alltel Common Stock Fund - Contributions to this fund are used by the Trustee to purchase shares of Alltel common stock in the open market.

Core Bond Total Return Portfolio - This fund managed by BlackRock seeks long-term capital appreciation through investment in investment grade bonds from several fixed income sectors including U.S. Treasuries and agency securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations, asset-backed securities and corporate bonds.  The Fund attempts to exceed the total return of the Lehman Brothers Aggregate Bond Index, an index designed to measure the aggregate performance of the U.S. market for investment-grade debt securities.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

____

EuroPacific Growth Fund - This fund managed by Capital seeks long-term capital appreciation through investment in stocks of foreign companies primarily located in Europe, Asia and the Pacific Basin.

Explorer Fund - This fund managed by Vanguard seeks long-term capital appreciation through investment in a diversified group of small company stocks that offer above-average growth potential.

Hartford Growth HLS Fund - This fund managed by H.L. Advisors seeks long-term capital appreciation through investment in stocks having potential for above-average earnings and revenue growth with large market capitalizations similar to those companies that comprise the Russell 1000 Growth Index, an index designed to measure the aggregate performance of the U.S. market for stocks with large capitalizations.

Institutional Index Fund - This fund managed by Vanguard seeks long-term capital appreciation through investment in substantially the same common stocks that comprise the Standard & Poor’s 500 Composite Stock Price Index, an index designed to measure the aggregate performance of the U.S. market for stocks with large capitalizations.

MainStay High Yield Corporate Bond Fund - This fund managed by New York Life seeks maximum current income through investment in a diversified portfolio of high-yield debt securities.

Oakmark International Fund - This fund managed by Harris seeks long-term capital appreciation by investing in common stocks of non-U.S. companies.

RREEF Real Estate Securities Fund - This fund managed by Scudder seeks long-term capital appreciation and current income through investment in equity securities of real estate investment trusts (“REITs”) and companies engaged in the real estate industry.

Retirement Preservation Trust - This fund managed by Merrill Lynch seeks to provide preservation of capital, liquidity and current income at levels typically higher than those provided by money market funds through investment in a diversified portfolio of guaranteed investment contracts and in high-quality money market securities.

The Plan also offers participants the ability to diversify their investment portfolio by investing in Goal Manager.  Under this investment option, participants select one of five different portfolio models based on their overall investment strategy and aversion to investment risk.  Each of the portfolio models is comprised of a predetermined mix of the investment options offered by the Plan and consists of the following:

Conservative Model– For participants most interested in preserving their investment, this model directs 5 percent of its assets to cash or cash equivalents, 90 percent to bond funds and 5 percent to stock funds.

Conservative to Moderate Model– For participants seeking to preserve their investment while assuming some risk, this model directs 5 percent of its assets to cash or cash equivalents, 70 percent to bond funds and 25 percent to stock funds.

Moderate– For participants who seek a balance between risk and reward, this model seeks moderate growth by directing 50 percent of its assets to bond funds and 50 percent to stock funds.

Moderate to Aggressive Model– For participants more comfortable with risk, this model seeks higher growth than the Moderate model by directing 35 percent of its assets to bond funds and 65 percent to stock funds.

Aggressive Model– For participants most comfortable with risk, this model seeks high growth by directing 5 percent of its assets to bond funds and 95 percent to stock funds.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

____

The predetermined mix and percentage allocated to the various investment funds for each of the portfolio models is as follows:
		Conservative		Moderate to
Investment Fund	Conservative	to Moderate	Moderate	Aggressive	Aggressive
Retirement Preservation Trust	5%	5%	-	-	-
Core Bond Total Return Portfolio	80%	60%	40%	25%	5%
MainStay High Yield Corporate
Bond Fund	10%	10%	10%	10%	-
Oakmark International Fund	3%	5%	10%	10%	10%
EuroPacific Growth Fund	2%	5%	10%	10%	10%
RREEF Real Estate Securities Fund	-	5%	10%	10%	-
Alliance Value Fund	-	3%	6%	10%	22%
Hartford Growth HLS Fund	-	3%	6%	10%	22%
Institutional Index Fund	-	3%	6%	11%	23%
Explorer Fund	-	1%	2%	4%	8%

Plan participants, who were invested in the Alltel Common Stock Fund as of the completion of the spin-off and merger of Alltel’s wireline business (see Note 4), received 1.0339267 shares of Windstream common stock for each share of Alltel common stock held.  As a result, the Plan received 865,263 shares of Windstream common stock.  The Trustee has maintained the Windstream common stock received in the spin-off and merger in a separate investment fund, the Windstream Common Stock Fund.  Participants may not direct contributions to or make transfers from the Plan’s other investment funds into the Windstream Common Stock Fund.  Participants may transfer their investment in the Windstream Common Stock Fund to one of the other investment options available under the Plan at any time.

Prior to April 1, 2006, the Plan’s investment options also included investment funds managed by Fidelity Investments Institutional Services Company, Inc. (“Fidelity”).  A brief description of the two investment funds closed on April 1, 2006 and no longer available to Plan participants were as follows:

Equity Growth Fund - This fund managed by Fidelity seeks long-term capital appreciation by investing primarily in stocks having potential for above-average earnings and revenue growth.

Equity-Income Fund - This fund managed by Fidelity seeks reasonable income and capital appreciation by investing in income producing equity securities, primarily consisting of stocks with large capitalizations.

Investments are stated at their fair value.  Shares of Alltel and Windstream common stock are valued at their quoted market price on the last business day of the year.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on the quoted market price.  The common collective trust fund is valued based on the fair value of the underlying assets held by the fund as determined by the fund manager on the last day of the Plan year.  Participant loans are valued at the unpaid principal balance, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

____

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stocks	$13,099,799
Mutual investment funds	30,910,897
Net appreciation in fair value	$44,010,696

The following investments represented 5 percent or more of the Plan’s net assets as of December 31:

	2006	2005
Alltel common stock	$93,256,868	$82,187,515
Alliance Value Fund	63,221,333	**
BlackRock Core Bond Total Return Portfolio	41,195,646	48,296,796
Fidelity Equity-Income Fund	*	71,577,144
Merrill Lynch Retirement Preservation Trust	56,697,541	62,523,041
Oakmark International Fund	30,509,816	**
Vanguard Explorer Fund	30,671,652	36,458,698
Vanguard Institutional Index Fund	110,672,431	124,604,907

*	Investment option not available to Plan participants as of the end of the Plan year.
**	Investment did not represent 5 percent or more of the Plan’s net assets as of the end of the year.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Plan Expenses

As outlined in the Plan document, expenses related to the Plan’s operations are paid from the Plan’s assets unless Alltel elects to pay these expenses.  Alltel paid substantially all of the administrative expenses related to the Plan in 2006.

3.	EMPLOYER CONTRIBUTIONS RECEIVABLE

Additional employer matching contributions due to the Plan from Alltel related to the 2006 Plan year in the amount of $782,036 had not been funded or allocated among the Plan’s investments as of December 31, 2006.  The employer contributions receivable were funded in cash by Alltel and allocated among the Plan’s investment funds, according to participant elections, during April 2007.

4.	SPIN-OFF AND MERGER OF WIRELINE BUSINESS

As previously discussed in Note 1, on July 17, 2006, Alltel completed the spin-off of its wireline telecommunications business to its stockholders and the merger of that wireline business with Valor forming a new company, Windstream.  Effective July 1, 2006, the Windstream 401(k) Plan was established.  The provisions of the Windstream 401(k) Plan, including participant eligibility, contributions and vesting were identical to the provisions of the Plan.  Following the consummation of the spin-off and merger, the participant account balances and related Plan assets for those Plan participants joining Windstream totaling $169,240,749 were transferred to the Windstream 401(k) Plan.  Participants who transferred employment between Alltel and Windstream after July 17, 2006 but before January 1, 2007 had their service and/or compensation while with Windstream count under the Plan.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

____

5.	TRANSFER OF ALLTEL COMMON STOCK TO THE PLAN

On September 15, 2006, Alltel’s Board of Directors by resolution directed the Administrator of the Alltel Profit Sharing Plan to transfer the portion of the Alltel Profit Sharing Plan assets invested in Alltel common stock to the Plan effective no later than December 31, 2006.  Effective November 30, 2006, the Plan was amended to establish a profit sharing sub-account to allow for the transfer of the Alltel common stock.  On November 30, 2006, the Alltel Profit Sharing Plan transferred 746,663 shares of Alltel common stock with a fair market value on that day of $42,365,659 to the Plan.  Alltel common stock transferred into the profit sharing sub-account becomes fully vested after three years of service.  If a participant terminates service prior to vesting, the participant forfeits the non-vested portion of the sub-account.  No loans or in-service withdrawals are allowed from the profit sharing sub-account.  Upon vesting, the participant may transfer his/her investment in the profit sharing sub-account to another investment option available under the Plan.

6.	PLAN MERGERS

Effective May 15, 2006, the Georgia Telephone Corporation Profit Sharing Plan (“Georgia Telephone Plan”) and the Accucomm Telecommunications, Inc. 401(k) Plan (“Accucomm Plan”) were merged with and into the Alltel Corporation 401(k) Plan.  Effective October 31, 2006, the Western Wireless Corporation 401(k) Savings Plan (“Western Wireless Plan”) was merged with and into the Plan.  As a result of these mergers, assets from the Georgia Telephone, Accucomm and Western Wireless Plans in the amount of $31,493,434 were transferred to the Plan as of the effective dates.  Additional assets due to the Plan from the trustee of the Western Wireless Plan in the amount of $118,169 had not been received as of December 31, 2006.  The amount due from the trustee was remitted to the Plan and allocated among the Plan’s investments during February 2007.  Effective as of the merger dates, the general provisions of the Plan will govern with respect to the interests of the participants of the merged plans, to the extent not inconsistent with any provision of the merged plans that may not be eliminated under Section 411(d)(6) of the Code.

7.	PARTICIPANT LOANS

Participants can borrow from portions of their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code.  Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence.  Principal and interest is paid ratably through payroll deductions over the term of the loan.  If a participant’s employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full within the time prescribed by the IRS.  If the loan is not repaid on time, the unpaid portion will be considered taxable income to the individual.  Loans are secured by the balance in the participant’s account and bear interest at rates determined by the Administrator upon execution of the loan.  Interest rates on the loans outstanding at December 31, 2006 ranged from 2.25 percent to 10.25 percent.

8.	PLAN AMENDMENTS

The Plan was amended to provide for eligibility and service crediting under the Plan to former employees of Amarillo Celltelco, Southern Illinois Cellular Corp. and Virginia Cellular LLC who transferred employment to Alltel and became participants of the Plan during 2006.

Effective January 1, 2006, the Plan was also amended to add certain burial or funeral expenses and expenses for qualifying repair of damage to a participant’s principal residence to allowable hardship withdrawals under the Plan.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

____

During 2005, the Plan was amended to provide that for distributions made on or after March 28, 2005, participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000, which is a decrease from the previous level of $5,000.  The Plan was further amended to change the definition of an eligible employee to exclude any person employed by an operating unit or business operation that was acquired by Alltel in connection with its August 1, 2005 merger with Western Wireless Corporation (“Western Wireless”).  Former employees of Western Wireless who transferred employment to Alltel will become participants of the Plan effective on the later of January 1, 2006 or when otherwise eligible.  In addition, for such employees prior service with Western Wireless will apply toward years of eligible services under the Plan.

9.	TAX STATUS

The Plan has received a favorable determination letter from the IRS dated November 7, 2003, which states that the Plan, as restated January 1, 2001, is “qualified” for the purposes of Section 401(a) of the Code.  The Plan has been amended since receiving the determination letter.  The Administrator believes that the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date.  Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made.

10.	PARTY-IN-INTEREST TRANSACTIONS

Plan investments in the amount of approximately $56,698,000 and $62,523,000 as of December 31, 2006 and 2005, respectively, are shares of a common collective trust fund managed by Merrill Lynch.  Since Merrill Lynch is the Plan trustee, these transactions qualify as party-in-interest transactions.  The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code.  The Plan also invests in Alltel common stock.

11.	RECONCILIATION TO FORM 5500

As of December 31, 2006 and 2005, the Plan had pending distributions to participants who elected to withdraw from the Plan of $213,354 and $562,566, respectively.  These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following table reconciles the financial statements to the Plan’s Form 5500 as filed by the Company as of December 31, 2006 and 2005 and for the year ended December 31, 2006:

	Benefits	Distributions	Net Assets Available for Benefits
	Payable	to Participants	2006	2005

Per financial statements	$-	$50,237,827	$526,543,203	$538,906,787
Accrued benefits payable	213,354	213,354	(213,354)	(562,566)
Reversal of prior year
benefit payments accrual	-	(562,566)	-	-
Per Form 5500	$213,354	$49,888,615	$526,329,849	$538,344,221

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

____

12.	SUBSEQUENT EVENT

On May 20, 2007, Alltel entered into an Agreement and Plan of Merger (the “Agreement”) with Atlantis Holdings LLC, a Delaware limited liability company (“Parent”) and Atlantis Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).  Under the terms of the Agreement, Merger Sub will be merged with and into Alltel (the “Merger”), with Alltel surviving the Merger as a wholly owned subsidiary of the Parent.  Merger Sub and Parent are affiliates of private investment funds TPG Partners V, L.P. and GS Capital Partners VI Fund, L.P.  Pursuant to the Agreement, at the effective time of the Merger, each outstanding share of common stock of Alltel will be cancelled and converted into the right to receive $71.50 in cash.  Consummation of the Merger is subject to certain conditions, including the approval of the Merger by the stockholders of Alltel and the receipt of regulatory approvals, including, without limitation, the approval of the Federal Communications Commission and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  The transaction is expected to close during either the fourth quarter of 2007 or the first quarter of 2008.  Other than the liquidation of the Alltel common stock held by Plan participants, no other changes to the provisions of the Plan or administration thereof are expected to occur as a result of the Merger.

Schedule I
ALLTEL CORPORATION 401(k) PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan No. 009, EIN 34-0868285
As of December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
*	Merrill Lynch Bank USA	Retirement Preservation Trust		$56,697,541
	Total Common Collective Trust Fund			56,697,541

	Alliance Capital Management	Value Fund		63,221,333
	American Funds	EuroPacific Growth Fund		25,605,317
	BlackRock Advisors, Inc.	Core Bond Total Return Portfolio		41,195,646
	Harris Associates, L.P.	Oakmark International Fund		30,509,816
	H L Investment Advisors LLC	Hartford Growth HLS Fund		20,262,551
	New York Life Investment Management LLC	MainStay High Yield Corporate Bond Fund		8,427,206
	Scudder Investments	RREEF Real Estate Securities Fund		23,198,231
	The Vanguard Group	Explorer Fund		30,671,652
	The Vanguard Group	Institutional Index Fund		110,672,431
	Total Mutual Funds			353,764,183

*	ALLTEL Corporation	Common stock, $1 par value		93,256,868
	Windstream Corporation	Common stock, $0.0001 par value		11,201,262
	Total Common Stocks			104,458,130

		Loans with interest rates ranging from
*	Participants	2.25 percent to 10.25 percent		9,642,405
	Total Investments			$524,562,259

*  Indicates a party-in-interest.
(1) Not required as investments are participant-directed.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Alltel Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Alltel Corporation 401(k) Plan

By: /s/ Sharilyn S. Gasaway
Sharilyn S. Gasaway
Executive Vice President – Chief Financial Officer
ALLTEL Corporation
June 27, 2007

Alltel Corporation 401(k) Plan
Form 11-K
Index of Exhibits

Exhibit No.	Description of Exhibits

(23)	Consent of Moore Stephens Frost.	(a)

(a) Filed herewith.